FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                31 July, 2007


                               File no. 0-17630


                           CRH - Holding(s) in Company



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Holding(s) in Company


                            CRH plc ("the Company")

                            -----------------------


The Company received notification today, 31st July 2007, from Irish Life Investment Managers in fulfilment of the obligations imposed by Part 5 of the Transparency Regulations 2007 that, as at 27th July 2007, its cumulative holdings on behalf of third party, discretionary clients equal 3.02% of the Company's issued Ordinary Share Capital.





Contact

Neil Colgan
Assistant Company Secretary
Tel: 00 3531 6344340




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  31 July, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director